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                                                                   EXHIBIT 99.1

Westport, CT November 1, 2000: TRIDEX CORPORATION ("Tridex") (OTC Bulletin
Board: TRDX), a leading provider of retail technology solutions through its Progressive Software subsidiary ("Progressive"), today announced that all outstanding litigation between Tridex, Progressive and Paul Smith in connection with its purchase of the stock of Progressive in April of 1998 has been settled.

Pursuant to the Settlement Agreement, Tridex and Smith agreed that the return by Paul Smith of 714,000 shares of Tridex common stock issued to him in connection with the purchase of his shares and by return by Mr. Smith of $1,226,000 will be treated as an adjustment to the purchase price paid by Tridex for the Progressive shares. Additionally, Tridex and Mr. Smith agreed that the Progressive headquarters' space lease with the Smith Family Partnership will be terminated effective December 31, 2000 as opposed to March 31, 2001, and that the outstanding litigation between Tridex and Mr. Smith concerning a sales tax escrow established at the time of Tridex's purchase of Progressive would also be terminated. As a result of the settlement, the basic and diluted outstanding shares of Tridex common stock will be reduced from 6,368,289 to 5,654,289.

Seth M. Lukash, Chairman and CEO of Tridex, said, "We believe that this settlement is in the best interest of Tridex and Progressive. It will permit us to focus entirely on our business and will help Tridex avoid significant legal expenses that would have been associated with litigating the various matters to conclusion. In addition, the shortening of the Progressive lease will permit us to occupy new space effective January 1, 2001 without an overlap in lease payments."

Tridex Corporation, through its Progressive subsidiaries, is a leading provider of POS and back office application software for the food service industry. The Company offers a full range of products and services for major chains as well as franchisees and multi-unit independence. Progressive Software is the solution of choice for Starbuck's, Steak n' Shake, Golden Corral, Jack-in-the-Box and many others.

The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrences of which involve risks and uncertainties, including, without limitation, the risks and uncertainties detailed in Tridex's Securities and Exchange Commission filings.



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